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                                               1934 Act Registration No. 1-14696
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2000


                        CHINA MOBILE (HONG KONG) LIMITED
                (Translation of registrant's name into English)


                                60/F THE CENTER
                            99 QUEEN'S ROAD CENTRAL
                                HONG KONG, CHINA
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F  X                   Form 40-F
                            -----                          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes                      No  X
                            -----                   -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)
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                                    EXHIBITS


Exhibit Number                                                    Page
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1.1  Announcement, dated December 28, 2000.                        4


                           FORWARD-LOOKING STATEMENTS

     The Announcement, dated December 28, 2000, of China Mobile (Hong Kong) Limited (the "Company"), constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements relating to the expected impact of the adjustments of certain telecommunications charges on the Company's operating and financial results and business prospects. The words "believe", "estimate", "may", "could" and similar expressions are intended to identify a number of these forward-looking statements.

     These forward-looking statements reflect the Company's current views with respect to future events. These statements are, by their nature, subject to significant risks and uncertainties and are not a guarantee of future performance. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any expected growth in the Company's subscriber number and type and subscriber usage, the actual settlement arrangements that the Company (including its subsidiaries) may implement with China Telecommunications Corporation (including its subsidiaries) and other telecommunications operators for local and long distance calls and the implementation timetable, any change in the Company and its subsidiaries' interconnection arrangements with China Telecommunications Corporation (including its subsidiaries) and other telecommunications operators that may occur following the various adjustments described in the Announcement, the number and types of transmission lines that the Company and its subsidiaries may lease, any change in the business and competition strategies of other telecommunications operators in China in response to these adjustments and any further change in the regulatory regime and policies affecting the Chinese telecommunications industry.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CHINA MOBILE (HONG KONG) LIMITED


Date: December 28, 2000                         By:    /s/ Wang Xiaochu
                                                     ---------------------------
                                               Name:  Wang Xiaochu
                                               Title: Chairman